Breathe eCig Corp.
322 Nancy Lynn Lane, Suite 7
Knoxville, TN 37919

October 2, 2015

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Susan Block, Esq.
    Ada D. Sarmento, Esq.

VIA EDGAR

Re:	Breathe eCig Corp. Registration Statement on Form S-1 Registration No. 333-206431

Dear Ms. Block and Sarmento:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Breathe eCig Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-206431, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on August 17, 2015.

At this time the Company and its investor have determined not to proceed with the public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application, please contact the undersigned at (865) 924-3210 or Jeffrey M. Quick of Quick Law Group PC at (720) 259-3393. Thank you for your attention to this matter.

Sincerely,

/s/ Joshua Kimmel
Joshua Kimmel
Chief Executive Officer